

07002157

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Harding Road; One Belle Meade Place, Suite 310
(No. and Street)

Nashville	TN	37205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herschel L. Smith (615)460-1142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

111 Westwood Place, Suite 400	Brentwood	Tennessee	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Advisors, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



JANET F. GUSHURA
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

Janet F. Gushura

Notary Public

My Commission Expires JULY 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
PROCESSING
WASH. D.C.
186
SECTION

EQUITABLE ADVISORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS


Byrd
Proctor
& Mills

111 Westwood Place, Suite 400
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Equitable Advisors, Inc. (an S Corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Advisors, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Proctor & Mills, P.C.

January 25, 2007

EQUITABLE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 104,342	$ 133,247
Receivable from clearing organization	13,933	29,592
Due from affiliated companies	16,587	9,245
Property and equipment	2,404	4,008
Clearing firm deposit	52,782	51,166
Other assets	3,433	3,033
	$ 193,481	$ 230,291
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliated companies	$ -	$ 28,376
Accounts payable, accrued expenses and other liabilities	9,119	600
	9,119	28,976
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10	10
Additional paid-in capital	139,990	139,990
Retained earnings	44,362	61,315
	184,362	201,315
	$ 193,481	$ 230,291

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$ 309,830	$ 339,795
Interest and dividends	13,897	7,320
Investment advisory fees	694,631	598,012
Other income	156,497	88,426
	1,174,855	1,033,553
EXPENSES		
Employee compensation and benefits	757,117	612,651
Floor brokerage, exchange and clearance fees	90,642	84,879
Communications and data processing	15,123	17,831
Regulatory laws and expenses	17,620	17,436
Other expenses	311,306	317,601
	1,191,808	1,050,398
Net loss	$ (16,953)	$ (16,845)

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2005	$ 10	$ 139,990	$ 78,160	$ 218,160
Net loss	-	-	(16,845)	(16,845)
BALANCE AT DECEMBER 31, 2005	10	139,990	61,315	201,315
Net loss	-	-	(16,953)	(16,953)
BALANCE AT DECEMBER 31, 2006	$ 10	$ 139,990	$ 44,362	$ 184,362

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2006 and 2005

BALANCE AT JANUARY 1, 2005	$	-
Increase (decrease)		-
BALANCE AT DECEMBER 31, 2005		-
Increase (decrease)		-
BALANCE AT DECEMBER 31, 2006	$	-

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,953)	$ (16,845)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Depreciation	1,604	1,713
(Increase) decrease in operating assets		
Receivable from clearing organization	15,659	7,643
Due from affiliated companies	(7,342)	75,148
Clearing firm deposit	(1,616)	(1,093)
Other assets	(400)	1,155
Increase (decrease) in operating liabilities:		
Due to affiliated companies	(28,376)	(14,716)
Accounts payable, accrued expenses and other liabilities	8,519	(1,931)
Net cash provided (used) by operating activities	(28,905)	51,074
Net increase (decrease) in cash and cash equivalents	(28,905)	51,074
CASH AT BEGINNING OF YEAR	133,247	82,173
CASH AT END OF YEAR	$ 104,342	$ 133,247
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ -	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equitable Advisors, Inc. (the Company) is a Tennessee corporation formed in 2000 and is a wholly owned subsidiary of ETC Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment advisory services related to investments such as securities, mutual funds and other types of investments primarily to customers in Tennessee. The Company does not ordinarily provide credit to its customers.

Depreciation

The Company's property and equipment are depreciated using primarily accelerated methods over their estimated useful lives of five to seven years.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain states do not recognize S Corporations and therefore levy a tax on the S Corporation's state taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to $164 in 2006 and $4,225 in 2005.

NOTE 2 – RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from the clearing organization consists of fees payable and commissions receivable. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2006	2005
Office and computer equipment	$ 18,157	$ 18,157
Less accumulated depreciation	15,753	14,149
	$ 2,404	$ 4,008

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $142,059 which is $92,059 in excess of its required net capital of $50,000. The Company's net capital ratio was .06 to 1. At December 31, 2005, the Company had net capital of $162,341 which is $112,341 in excess of its required net capital of $50,000. The Company's net capital ratio was .18 to 1.

NOTE 5 – DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k) profit sharing plan effective January 2002. Each employee of the Company is eligible to become a participant upon attainment of twenty-one years of age and completion of one month of service. Employees may contribute to the plan on a pretax basis. Participants are immediately vested in the plan. The Company's profit sharing contribution to the plan is discretionary. The Company matched 100% of the employees' deferrals that do not exceed 4% of the employees' compensation. The Company's contribution expense amounted to $17,416 in 2006 and $14,705 in 2005.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is wholly owned by ETC Corporation. The Company is affiliated with Equitable First Quadrant, Inc. and Equitable Trust, Inc., both of which are also wholly owned by ETC Corporation.

The Company shares office space with all three companies. Expenses related to office rent, professional fees, maintenance, office equipment, other office related items, note payments and capital requirements are charged to the Company on a pro rata basis. The amount charged to the Company during 2006 and 2005 amounted to $122,491 and $152,084, respectively.

The Company also paid a management fee to ETC Corporation during 2006 and 2005 of $100,000 each year.

SUPPLEMENTARY INFORMATION

EQUITABLE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

COMPUTATION OF NET CAPITAL		
Stockholder's equity qualified for net capital		$ 184,362
Deductions and/or charges		
Due from affiliated companies	$ 16,587	
Property and equipment, net	2,404	
Other assets	3,433	
Other deductions and/or charges	19,000	41,424
Net capital before haircuts on securities positions		142,938
Haircuts on securities		
Exempted securities		250
Other securities		629
Net capital		$ 142,059
COMPUTATION ON BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 608
Minimum dollar net capital requirement of reporting broker or dealer		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 92,059
Excess net capital at, 1,000%		$ 141,147
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 9,119
Percentage of aggregate indebtedness to net capital		% 6
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 142,590
Audit adjustments to state tax expense		(731)
Audit adjustments to state taxes receivable		200
Net capital per above		$ 142,059



111 Westwood Place, Suite 400
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Equitable Advisors, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

January 25, 2007

END